UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RMR Real Estate Income Fund

(Name of Issuer)

Auction Preferred Shares (Series F)

(Title of Class of Securities)

74964k104
(CUSIP Number)

October 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74964k104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
Royal Bank of Canada

2.	Check the Appropriate Box if a Member of a group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	14 (Series F)

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	14 (Series F)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		14 (Series F)

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]

11.	Percent of Class Represented by Amount in Row (9)		51.9% (Series F)

12.	Type of Reporting Person (See Instructions)		HC

CUSIP No.    74964k104

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).
RBC Capital Markets Corporation

2.	Check the Appropriate Box if a Member of a group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization
Minnesota

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power	0

	6.	Shared Voting Power	14 (Series F)

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	14 (Series F)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		14 (Series F)

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		[ ]

11.	Percent of Class Represented by Amount in Row (9)		51.9% (Series F)

12.	Type of Reporting Person (See Instructions)		BD

Item 1.
(a)	Name of Issuer RMR Real Estate Income Fund

(b)	Address of Issuer’s Principal Executive Offices 400 Centre Street Newton, MA 02458

Item 2
(a)	Name of Person Filing
1. Royal Bank of Canada 2. RBC Capital Markes Corporation

(b)	Address of Principal Business Office or, if none, Residence
1. 200 Bay Street Toronto, Ontario M5J 2J5 Canada 2. One Liberty Plaza 165 Broadway New York, New York 10006

(c)	Citizenship
See Item 4 of the Cover Pages.

(d)	Title of Class of Securities Auction Preferred Shares (Series F)

(e)	CUSIP Number 74964k104
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the Cover Pages.
(b)	Percent of class: See Item 11 of the Cover Pages.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote See Item 9 of the Cover Pages.
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of See Item 9 of the Cover Pages.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

As of the reporting date, the reporting persons continue to hold less than five percent of Series M, Tu and Th and, as of the reporting date, hold 2 shares of Series W (4.3%).  As reflected herein, the reporting persons hold more than five percent of Series F as of the reporting date.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
RBC Capital Markets Corporation is an indirectly wholly owned subsidiary of Royal Bank of Canada.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 5, 2009

ROYAL BANK OF CANADA

/s/ Tom Smee
Signature

Tom Smee/Senior Vice President
Name/Title

/s/ Bruce Macdonald
Signature
Bruce Macdonald/Executive Vice President
Name/Title
RBC CAPITAL MARKETS CORPORATION

*/s/John Penn
Signature
John Penn/Authorized Signatory
Name/Title

*This Schedule 13G was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on March 10, 2009 in connection with a Schedule 13G for BlackRock MuniHoldings Fund II, Inc., which power of attorney is incorporated herein by reference.

Index to Exhibits

Exhibit                                                                                                              Exhibit

A.                                                                                                                      Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of November 5, 2009.

ROYAL BANK OF CANADA

/s/ Tom Smee
Signature

Tom Smee/Senior Vice President
Name/Title

/s/ Bruce Macdonald
Signature

Bruce Macdonald/Executive Vice President
Name/Title

RBC CAPITAL MARKETS CORPORATION

*/s/ John Penn
Signature

John Penn/Authorized Signatory
Name/Title

*This Schedule 13G was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on March 10, 2009 in connection with a Schedule 13G for BlackRock MuniHoldings Fund II, Inc., which power of attorney is incorporated herein by reference.